UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT OT §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Star Mountain Resources, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

855155107

(CUSIP Number)

Laura E. Anthony, Esquire

330 Clematis Street, Suite 217

West Palm Beach, FL 33401

(561) 514-0936

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Summit Capital USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power

		3,236,442
Number of	8.	Shared Voting Power
Shares
Beneficially		0
Owned by	9.	Sole Dispositive Power
Each Reporting
Person With		3,236,442
	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,236,442
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

17.2% (1)
14.	Type of Reporting Person (See Instructions)

CO

(1) This percentage is calculated based on 18,773,729 shares of Common Stock outstanding as of May 19, 2015.

Item 1. Security and Issuer.

This Amendment No. 6 to Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”), of Star Mountain Resources, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 605 West Knox Road, #202, Tempe, Arizona 85284.

Item 2. Identity and Background.

(a)	Summit Capital USA, Inc. (“Summit”)

(b)	Business Address: 605 West Knox Road, #202, Tempe, Arizona 85284-3804

(c)	Summit’s principal business is merchant banking and strategic business advisory services.

(d)	Criminal Proceedings: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration.

Summit acquired an aggregate of 500,000 shares of Common Stock on May 18, 2015 pursuant to a grant by the Issuer to Summit.

Item 4. Purpose of Transaction.

Summit holds the Issuer’s securities for investment purposes. Summit intends to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of common stock.

Summit does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Summit beneficially owns 3,236,442 shares of Common Stock, representing approximately 17.2% of the outstanding shares of Common Stock. The foregoing percentage is calculated based on 18,773,729 shares of Common Stock outstanding as of May 19, 2015.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. Summit has sole voting power and sole dispositive power over the shares of Common Stock, and does not have shared voting power or shared dispositive power over any shares of Common Stock.

(c)	Summit acquired 500,000 shares of Common Stock on May 18, 2015 pursuant to a grant by the Issuer to Summit. In addition, Summit effected the sales of Common Stock listed below through open market and private sales transactions.

Date Sold	No. of Shares Sold	Price per Share
March 20, 2015 (1)	16,667	$0.75
March 20, 2015 (1)	55,000	$0.75
March 20, 2015 (1)	20,000	$0.75
March 26, 2015 (1)	26,667	$0.75
April 6, 2015 (2)	31,000	$0.75
April 13, 2015 (2)	67,000	$0.75
April 17, 2015 (2)	47,000	$0.75
April 6, 2015 (2)	31,000	$0.75
April 13, 2015 (2)	67,000	$0.75
April 17, 2015 (2)	47,000	$0.75

(1)	Previously reported on Amendment No. 4 to Summit’s Schedule 13D, filed with the SEC on March 31, 2015.

(2)	Previously reported on Amendment No. 5 to Summit’s Schedule 13D, filed with the SEC on May 19, 2015.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 herein is incorporated herein by reference. Summit: (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not a party to an agreement in which it shall receive additional securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2015

By:	/s/ Gregg C.E. Johnson
Name/Title: Gregg C.E. Johnson, CEO
Summit Capital USA, Inc.